

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

January 23, 2009

Ian R. McNeil
Searchlight Minerals Corp.
2441 Horizon Ridge Pkwy., Suite 120
Las Vegas, Nevada 89052

Re: Searchlight Minerals Corp.
Amendment No. 5 to Registration Statement on Form S-1
Filed December 23, 2008
File No. 333-132929
Form 10-KSB for the Fiscal Year Ended December 31, 2007
File No. 0-30995

Dear Mr. McNeil:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unless otherwise noted all references to prior comments refer to our letter dated August 15, 2008.

Form S-1 Amendment

Fee Table

1.   Fees calculated based on rule 457(c) should use prices relative to the date that you first included the shares offered for resale in the registration statement. We assume that the date would be after the date of the private placements mentioned on page 18 and that there will be no offset for previously paid amounts given the last sentence of Rule 457(a). Also note that your reliance on rule 457(g) is inappropriate because you are not registering the warrants or the exercise of the warrants. See comment 5 in our letter to you dated May 24, 2006.

2.   Please revise footnote 1 to reflect the scope of the language in Rule 416.

Our Company, page 1

3.   We note your disclosure on page 68. Please briefly highlight in your summary that several of your attempts to obtain required government approvals since the "Immediate Suspension" have not been successful.

Risk Factors, page 4

4.   Please expand your response to prior comment 85 to analyze the materiality of any liability that might result if the Commission or a private plaintiff were to disagree with your conclusions.

Our Rights under the Searchlight Claims may be limited, page 7

5.   Regarding your response to prior comment 3:

   • The point of your second paragraph remains unclear. What size limitations are relevant to you? What eight locators are relevant to you? Was there a required discovery before the claim was conveyed to you?
   • Refer to the last sentence of the third paragraph. With a view toward clarified disclosure, please tell us the statutory requirements at issue and how you failed to comply with them.
   • Please clarify how 20-acre claims are "more secure."
   • Disclose the date of the 160-acre claims.

6.   From your response to prior comment 4, it appears that you are using the term, *mineral*, in the third paragraph to refer to two different things: (1) precious metals, and (2) material separated from host rock that might include precious metals. If so, please revise for clarity.

7.   Please balance your disclosure that "the Searchlight Project has not been designated as an environmental concern area" with your disclosure on page 70 of an adverse outcome because of "the proximity of the project area to a nearby Area of Critical Environmental concern."

We currently do not have…, page 11

8.   Refer to prior comment 5 and your response. It is unclear where you responded to the request regarding typical timing of Bureau of Land Management action on applications. We reissue that portion of the comment. For example, is there a statutory period in which the action must take place? Is the length of time it is taking you to complete the process unusual?

Affiliates of our management and principal stockholders, page 12

9.   Refer to prior comment 7 and your response. Please revise to identify by name the affiliates of Messrs. McDougal and Matheson referred to as "another publicly traded … company."

10.   We note your statement in the third sentence that you are obligated to pay a royalty to Nanominerals' *affiliates*. Please tell us where you disclose this obligation.

We identified material weaknesses, page 14

11.   Please clarify what you mean by "Section 404."

Selling Stockholders, page 17

12.   We note your response to prior comment 11. Please tell us which exhibit represents the private placements and registration rights involving the selling stockholders.

13.   Given that Section 5 of the Securities Act generally requires that an unregistered offering be complete before the related shares are registered for resale, it is generally inconsistent with Section 5 to renegotiate the terms of an unregistered transaction while the registration statement is pending. Please provide us your analysis of how the modifications mentioned in your Form 8-K filed January 5, 2009 were consistent with Section 5. Cite all authority on which you rely.

14.   Please identify the individuals with the power to vote the shares held in the name of the entities disclosed in this section.

Plan of Distribution, page 22

15.   Refer to the last paragraph of this section. We note your disclosure in the
        footnotes to the Selling Stockholders' table that several selling stockholders
        received commissions from you. Please tell us why those selling stockholders are
        not broker-dealers. Also, please tell us when S&P Investors registered as a
        broker-dealer.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 27

16.   Please provide us your analysis of whether Regulation S-K Item 305 disclosure is
        required in your document.

17.   Please revise your disclosures in MD&A to discuss the potential impact to your
        financial statements from unsuccessful efforts of the development of the
        Clarkdale Slag Project and the exploration of the Searchlight Gold Project. Your
        disclosure should also address the possible impact if you are not able to obtain
        approval from the United States Bureau of Land Management related to the
        Searchlight Gold Project. For example, please clarify if the unsuccessful efforts
        could result in a significant impairment of the assets in your financial statements.

Executive Overview, page 27

Clarkdale Slag Project, page 27

18.   We note your discussion of certain milestones that are expected to completed
        during the fourth quarter of 2008 and the estimated cost of the full-production
        facility (including a multiple number of modules) to be approximately
        $70,000,000. Please update the status of your milestones in your next amendment
        and clarify over what periods you will need the $70,000,000 and your expected
        funding sources.

Anticipated Cash Requirements, page 30

19.   The first paragraph of this section disclosed that your cash requirements for the
        next twelve months will the $9.2 million. The table in this section indicates that
        your cash requirements over the next twelve months will be $15.2 million. Please
        reconcile.

Results of Operations, page 35

20.   Please revise your discussion of operating expenses to fully address the principal reasons for changes in expense components incurred within each line item. For example, what caused the increased expenses for the Clarkdale project in the most recent period? Is the rate of increase changing?

21.   Please describe in greater detail the "technical assistance and financing related activities" provided by Nanominerals.

Liquidity and Capital Resources, page 40

22.   With a view toward clarified disclosure, please expand your response to prior comment 15 to tell us whether you are party to any agreement to pay damages for failure to register securities for sale, regardless of whether the agreement relates to the resale transactions registered on this registration statement. Also tell us which exhibit documents these obligations.

23.   Please tell us when you plan to file registration statements addressing each of the registration obligations mentioned in this section.

Corporate History, page 46

24.   Please describe the transactions that occurred in February 2005 that completed your reorganization from a biotechnology research and development company. Did you sell assets?

Acquisition of Searchlight Gold Project Claims, page 47

25.   Please clarify how the transaction involved the $87,134 cash payment mentioned on page 43.

Acquisition of Clarksdale Slag Project, page 48

26.   With respect to the contingent payments referred to at the bottom of page 49, please explain the contingencies and the term "Bank Feasibility Study." Also, explain how and when the payment of $3.5 million "from cash flow" will be determined.

27.   Regarding your response to prior comment 19, it continues to appear that you are obligated to pay Verde River Iron Company a 2.5% royalty beginning in the year that you complete the feasibility study but, from the first year you owe the royalty until 2017, the annual royalty payment must be at least $500,000. If so, it is

unclear why you can not say this clearly without reliance on a legalistic presentation and multiple defined terms. Please revise or advise.

28.   Briefly explain how the 5% royalty payable to Nanominerals under the joint venture agreement has now been reduced to 2.5%. Also, tell us which exhibit documents the 2.5% obligation.

29.   Please tell us when Nanominerals disclosed the transactions mentioned in this section per Section 16 of the Exchange Act.

Clarksdale Slag Project, page 50

30.   We note your disclosure in response to prior comment 20; however, it remains unclear why you believe you that can pursue the project economically when prior owners did not. Did the technology you cite not exist at the time the prior owners held the property? What did your tests demonstrate that leads you to believe that you able to "pursue the project economically" when the prior owners did not?

31.   In an appropriate section of your document, please quantify the extent of the delays you have experienced, including the delays that you mention at the bottom of page 51. Likewise, quantify the extent of changes from previously expected costs of your projects. Your revised disclosure should permit investors to evaluate the accuracy of your timing and cost expectations.

Proposed Production Module, page 59

32.   If material, describe the recovery efficiency of the resin column extraction method for each target metal.

Permitting, page 68

33.   Please update your disclosure throughout your document. For example, we note the reference to August 31, 2008 in the last sentence of this section.

Management, page 73

34.   Please revise the description for Mr. Oring to disclose or clarify his experience over the last five years.

35.   Given your disclosure regarding the role of Dr. Charles A. Ager on page 86, please tell us why you do not provide the information described in Regulation S-K Item 401(c) regarding Dr. Ager.

Executive Compensation, page 79

36.   Please update your disclosure to include information for your last completed
        fiscal year: the year ended December 31, 2008.

37.   Please provide the quantitative disclosure required by Instruction 1 to Regulation
        S-K Item 402(j).

Summary Compensation Table, page 79

38.   We reissue prior comment 25. For example, the bonus payments mentioned in
        the table do not match the dates of the payments mentioned on page 82.

Compensation Analysis and Discussion, page 80

39.   Please substantially expand your Compensation Discussion and Analysis to
        comply with Regulation S-K Item 402(b). Before addressing this comment,
        please carefully review the October 9, 2007 *Staff Observations in the Review of
        Executive Compensation Disclosure* available on our web site at
        http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm. Your
        expanded disclosure should clarify *how* you arrived at the particular levels and
        forms of compensation that you chose to award and *why* you pay that
        compensation, giving investors an *analysis* of the results of your compensation
        decisions, including:

        • identification of the peer group companies and surveys reviewed;
        • discussion of how that review translated into compensation decisions;
        • discussion of how you determined the amount of salary increases; and
        • discussion of how you determined the differing amounts of compensation and
          rates of increases among the named executives.

        Also, please relocate your compensation tables so that they follow the
        Compensation Discussion and Analysis.

Tax and Accounting Treatment, page 82

40.   We note that you cite tax code provisions without explanation. Please revise your
        disclosure so that it is useful to investors who may not be experts in tax law.

Certain Relationships…, page 85

41.   We note your response to prior comment 24; however, it remains unclear where you provided the disclosure required by Regulation S-K Item 404(b). Please revise or advise. We note that your disclosure on page 76 does not address the policies and procedures for all transactions required to be reported under Item 404(a) nor does it address how the policies and procedures are evidenced or the standards to be applied to the policies and procedures.

42.   We note your response to prior comment 28. Please revise this section to clearly address each of the disclosure requirements of Regulation S-K Item 404(c).

Transactions with Certain Former Members of Management, page 85

43.   If the "facts available" mentioned in the second paragraph are the failure to make a demand for payment since 2002 mentioned in your response to comment 26, please say so clearly.

Transactions with Searchlight Claim Owners, page 85

44.   Please disclose when Mr. Matheson was a member of your board and when he served as an executive officer. Include which executive office he held.

45.   Please clarify what you mean in the first paragraph by "a business opportunity." Does this refer to the Searchlight claims? In this regard, we note from page 47 and exhibit 10.3 that Mr. Matheson appears to have had an arrangement with the claim owners before you acquired the options. Is this the "business opportunity" to which you refer? Please fully disclose the Mr. Matheson's involvement in the transactions.

46.   In the second paragraph, you refer to the "balance" of shares, but you have not yet introduced the principal on which this balance was owed. Also, if the decision to exercise the option to acquire the title to the claims occurred while you were controlled by a party affiliated with the claims, please make the related party nature of the acquisition clear.

Transactions with Nanominerals Corp. and Affiliates, page 85

47.   We reissue prior comment 33 which sought disclosure in this section of the reasons for each of the amendments to your related-party agreements, such as the amendment represented by exhibit 10.19.

48.   With a view toward disclosure, please tell us the approximate percentage of
        Nanominerals' revenue and profit that is represented by transactions with you
        during each of the last three years.

49.   We note your response to prior comment 32. However, because you disclose that
        Nanominerals has no employees, it remains unclear who performs each of the
        services you describe in this section. If these are services provided by Dr. Ager,
        please say so directly.

50.   Clarify how the amount that you are willing to pay Nanominerals for its services
        is determined. Have you agreed to a cost plus a certain percentage formula? Do
        you pay an hourly rate?

51.   With a view toward disclosure, please expand your response to prior comment 35
        to tell us why you do not know whether you need to use the technology. Also tell
        us when you began the process of making this determination and the hurdles
        remaining until your conclude the process.

52.   Please reconcile your disclosure regarding the transactions during the nine months
        ended September 30, 2008 with the information on page F-76.

Transactions with Verde River, page 88

53.   Please clarify how the payments disclosed in the table reflect the obligations you
        describe in this section. For example, it is unclear why you are imputing interest
        and paying more than your $30,000 obligation.

Security Ownership, page 90

54.   Your response to prior comment 39 appears to indicate that you based your
        beneficial ownership disclosure on the amount of Nanominerals' equity owned by
        your affiliates. However, the disclosure in your table must reflect beneficial
        ownership of your securities as determined in accordance with Rule 13d-3. It
        remains unclear how Messrs. Ager and McNeil do not at least share the voting or
        investment power with regard to the shares held by Nanominerals; if they do have
        such power, all of your shares held in the name of Nanominerals also must be
        reflected in these affiliates' beneficial ownership and in the beneficial ownership
        of your directors and executive officers as a group.

55.   We note your disclosure on page 1 that Mr. Matheson's affiliates are "among
        [y]our stockholders." If the holdings of those affiliates are included in your
        disclosure regarding the number of shares beneficially owned by Mr. Matheson,
        please revise your disclosure to make this clear. If the holdings of the affiliates

are not included in the disclosure regarding the number of shares beneficially owned by Mr. Matheson, please provide us your analysis supporting your conclusion that the holdings can be so omitted.

Description of Securities, page 92

56.   Please expand your response to prior comment 40 to tell us how each of the proposals in your pending proxy statement has been described in this prospectus.

Changes, page 95

57.   We reissue prior comment 43 because the exhibit you cite refers to a Form 8-K, not the disclosure in this registration statement.

Financial Statements, page F-1

General

58.   Please update the financial statements, as necessary, as required by Rule 3-12 of Regulation S-X.

59.   We note in your response to prior comments 45 and 79 in our letter dated August 15, 2008 that you intend to amend your Form 10-KSB and file restated financial statements for the relevant periods when all comments have been satisfied. Please note that all relevant 1934 Act reports must be amended before you seek acceleration of the effective date of your registration statement.

Report of Independent Registered Public Accounting Firm, page F-3

60.   Please file a Report of Independent Registered Public Accounting Firm that includes a signature and date in accordance with Rule 2-02(a) of Regulation S-X.

Note 3. Merger with Transylvania International, Inc., page F-20

61.   We note your response to prior comment 61 in our letter dated August 15, 2008. Please revise to disclose the significant estimates and assumptions used in determining the fair value of the remaining mineral assets, including your sensitivity analysis for the range for gold extraction.

Note 16. Restatement of Prior Financial Statements, page F-43

62.   We note your response to prior comments 67 and 69 in our letter dated August 15, 2008. However, there do not appear to have been any changes to the disclosures in Note 1 or 16. Please revise or advise.

Transylvania International, Inc. Financial Statements as of and For the Years Ended December 31, 2006 and 2005, page F-78

63.   Please tell us why you continue to include the audited financial statements of Transylvania International, Inc. in your Form S-1 considering your response to prior comment 58 in our letter dated August 15, 2008 in which you state that the company did not acquire a "business" under the guidance of EITF 98-03.

Recent Sales of Unregistered Securities, page II-3

64.   Please reconcile the information in this section with page F-67.

Undertakings, page II-10

65.   Please provide the undertakings required by Regulation S-K Item 512(a)(5)(ii).

Exhibits

66.   Please tell us why exhibit 23.5 does not address Arrakis' analysis of the Clarkdale project that you mention on page 57.

67.   We note the apparently deleted parcel number in exhibit 10.32. Please provide us a copy of the original document and, given the absence of a confidential treatment application, confirm that no information has been omitted from any of your filed exhibits when compared to the original documents.

Exchange Act Reports

68.   We note that in your responses to prior comments, such as prior comment 45, you mention your intent to amend periodic reports after completion of the comment process. If you have determined that your periodic reports contain material errors or omissions, you should file corrective amendments to those reports regardless of the status of the comment process.

Form 8-K Amended September 29, 2008

69.   With a view toward clarified disclosure, please tell us:

*   how the previous provisions in your bylaws regarding the indemnification of
    the your officers, directors employees and agents did not conform with the
    applicable provisions of Nevada law; and

*   with regard to the paragraph numbered 5, how your previous bylaws were
    permitted to be amended and how your amendments were consistent with
    those previous provisions.

70.   Please tell us how the last sentence of your disclosure in section 5.03 is consistent
        with Item 5.03(a)(2) of Form 8-K.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 7. Financial Statements, page 50

Report Of Independent Registered Public Accounting Firm, page F-1

71.   We note your response to prior comment 80 in our letter dated August 15, 2008
        and that you revised the audit opinions in Amendment No. 5 to Form S-1/A.
        Please confirm to us that you will revise the audit opinions in the December 31,
        2007 Form 10-KSB to conform to the presentation in Amendment No. 5 to Form
        S-1/A.

Item 8A(T). Controls and Procedures, page 51

72.   We note your response to prior comment 81 in our letter dated August 15, 2008
        and that you intend to amend the Form 10-KSB for the year ended December 31,
        2007 and the quarterly periods ended March 31, June 30, and September 30, 2008
        to report management's assessment of internal control controls to be ineffective
        and to report on the status of the material weaknesses. Please tell us what impact
        the restatements and management's revised assessment of internal controls over
        financial reporting had on the company's assessment of disclosure controls and
        procedures as defined in Rule 13a-15(e), which indicates that effective controls
        and procedures would ensure that information required to be disclosed by the
        issuer is recorded, processed, summarized and reported within the time periods
        specified in the Commission's rules and forms. Please revise your December 31,
        2007 Form 10-KSB and March 31, June 30, and September 30, 2008 Forms 10-Q
        as necessary.

Form 8-K Filed January 5, 2009

73.   Please tell us and disclose in your next amendment to Form S-1 how you are
        accounting for the modification on December 29, 2008 of the terms of the
        warrants issued pursuant to certain private placements.

        As appropriate, please amend your registration statement in response to these
comments. Also, please amend your Form 10-KSB to respond to these comments within
10 business days or tell us when you will provide us a response. You may wish to
provide us with marked copies of any amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Lynn Dicker at (202) 551-3616 or Brian Cascio at (202) 551-
3676 if you have questions regarding comments on the financial statements and related
matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3617 with any
other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc.   Jeffrey P. Berg, Esq.
        VIA TELEFAX (310) 820-8859